SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
______________________
FORM 6-K
REPORT OF A FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934
For March 2005
Commission File Number 0-28800
______________________
DRDGOLD Limited
45 Empire Road
Parktown
Johannesburg, South Africa, 2193
(Address of principal executive offices)
______________________
Indicate by check mark whether the registrant files or will file annual reports under cover of
Form 20-F or Form 40-F.
Form 20-F  Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this
Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b)
under the Securities Exchange Act of 1934.
Yes               No

If ''Yes'' is marked, indicate below the file number assigned to the registrant in connection with
Rule 12g3-2(b): N/A

This report on Form 6-K shall be deemed to be incorporated by reference into the
Registration Statement on Form F-3 (Registration No. 333-102800) and Registration
Statement on Form F-4 (Registration No. 333-121386) of DRDGOLD Limited (the
"Company") filed with the Securities and Exchange Commission on September 30, 2003
and December 17, 2004 respectively, and to be part thereof from the date on which this report is filed, to the extent not superseded by documents or reports subsequently filed or furnished.

Attached to the Registrant Form 6-K filing for the month of March 2005, incorporated by reference herein:

Exhibit

99.1
Release dated March 22, 2005, entitled “Application for Provisional Liquidation of Buffelsfontein Gold Mines Limited
”.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
DRDGOLD LIMITED

Date: March 22, 2005
By: /s/ Andrea Townsend
Name: Andrea Townsend
Title: Company Secretary

Exhibit 99.1
Application for Provisio nal Liquidation of Buffelsfontein Gold Mines Limited

DRDGOLD Limited
(Formerly Durban Roodepoort Deep, Limited)
(Incorporated in the Republic of South Africa)
(Registration number 1895/000926/06)
Share code: DRD
ISIN: ZAE000058723
ARBN number: 086 277 616
NASDAQ trading symbol: DROOY
(“DRDGOLD”)

Application for Provisional Liquidation of Buffelsfontein Gold Mines Limited

Shareholders are advised that following the passing of a resolution by the Board of Directors of Buffelsfontein Gold Mines Limited (“B GML”) (commonly known as the North West
Operations), application will be made today to the High Court of South Africa for the provisional liquidation of BGML.

BGML is a wholly owned subsidiary of DRDGOLD.

An announcement as to the outcome of the application will be made in due course and accordingly, shareholders are advised to exercise caution when dealing in DRDGOLD securities.

Johannesburg
March 22, 2005

Sponsor
Standard Bank